LICENSE AGREEMENT

This Agreement is made and entered into as of the 7th day of April, 2021 and is between GATC Health Corp, a Wyoming corporation. ("GATC Health") and GATC DB Care Corp, a Wyoming corporation ("DB Care").

WHEREAS, GATC owns the GATC Technology, which provide (the “Report”). The GATC Technology and the Report are collectively defined as the “GATC Technology”

WHEREAS, DB Care has been organized for the purpose of developing and commercially exploiting the GATC Technology as customized  for the early diagnosis for the predisposition for Type I and Type II diabetes, and the physical characteristics of an individual which are the specific precursors of Type I and Type II diabetes (the “Engine”); and

WHEREAS, the parties wish to set forth the terms upon which the GATC Technology will be licensed to DB Care.

NOW, THEREFORE, in consideration of the foregoing recitals, and other good and valuable consideration, the parties agree as follows.

1

DEFINITIONS.

The following words or phrases shall have the meaning indicated when used in this Agreement:

1.1

"Affiliate" shall mean any corporation, firm, partnership or other entity which directly or indirectly is owned by or is under common ownership to the extent of at least fifty percent of the equity having the power to vote on or direct the affairs of the entity and any person, firm, partnership, corporation or other entity actually controlled by, controlled, or under common control with a party to this Agreement.

1.2

“Effective Date”  shall mean the date first  set forth above  in the Recitals.

1.3

“Field of Use” shall mean any use of the Engine in Licensed Products.

1.4

“GATC Technology” shall mean all patents or applications thereto of any country or region, owned or controlled by GATC Health on the Effective Date of this Agreement or during the term of this Agreement, or any other proprietary technology, trade secrets, or trademark, where the making, having made, using or selling of Licensed Products would constitute an infringement thereof, for specific technologies resulting in products and services for the gathering of human genome DNA data to generate a specific end result report to individuals regarding their DNA and its relation to specific diseases and medical conditions, as well as any divisionals, continuations, continuations-in-part, extensions or reissues thereof, any patents granted on any of the foregoing and any foreign patents or applications corresponding to any of the foregoing.

1.5

“Licensed Products” shall mean the Engine, together with those aspects of the GATC Technology integrated therein, in connection with the Test Kit and the Processing.

1.6

“Licensed Territory” shall mean the entire world.

1.7

 “Net Sales” shall mean the gross amount invoiced in respect to sales of Licensed Products in the Field of Use for the Licensed Territory less (a) discounts actually allowed, (b) credits for claims, allowances, retroactive price reductions or returned goods, (c) prepaid freights, (d) sales taxes or other governmental charges actually paid in connection with the sale (but excluding what is commonly known as income taxes) and (e) commissions paid to unaffiliated parties in connection with sales of Licensed Products.

1.8

"Valid and Unexpired Claim(s)" shall mean one or more issued patent claims which has not been disclaimed or abandoned, which has not expired in the country of issue and which has not been declared invalid or unenforceable by the final judgment of a court of competent jurisdiction from which no appeal can be or has been taken.

GRANT OF RIGHTS

2.1

GATC Health hereby grants to DB Care an exclusive license to develop the Engine, at a cost of $400,000 to be paid to GATC Health according to a work schedule to be determined between the parties, and a non-exclusive license to the GATC Technology in the Licensed Territory for Licensed Products in the Field of Use. All data acquired from customers of  DB Care, including interpretations and dosing provided to individuals, is property of DB Care so long as this License is in effect. Patient confidentiality and laws applicable to the Territory will be strictly adhered to

2.2

Commencing upon the Effective Date, and on an as needed basis throughout the duration of this Agreement, GATC Health will provide all data, formulations, manufacturing techniques and other information to DB Care to support DB Care as fully as possible in achieving maximum commercial exploitation of the Licensed Products.

2.3

DB Care accepts the rights granted herein.

ROYALTIES AND OTHER PAYMENTS

3.1

In order to ensure consistency and accuracy of test results, DB Care shall utiltize only genetic swabbing kits (“Test Kits”) and physical test processing from a vendor approved by GATC Health. Currently, Gene By Gene Ltd. is the only approved vendor.  DB Care shall pay Gene By Gene, or any other approved vendor, directly for Test Kits, and be responsible for ensuring that all packaging designs customized by it  comply with law. All materials will include GATC co-branding, i.e., “Powered by GATC Health” logo and are subject to final approval by GATC.DB Care will be entitled to the lowest cost for test kits which is made available to GATC Health, plus  a 10% administrative override to be paid to GATC Health.

3.2

DB Care shall also pay the cost of sequencing at the approved vendor as well as pay GATC Health for  alignment and analysis of each Test Kit (“Processing”) at its cost plus an administrative override of 10%.

3.3

DB Care shall pay a license fee of 7% of Net Sales, payable, if not sooner paid,  quarterly in arrears within ten days of the end of each calendar quarter. DB Care hereby authorizes GATC Health to deduct such payments as they are accrued through the above portal.

PAYMENTS

4.1

Licensed Products, whether comprised of Test Kits or Processing, shall be considered as sold when registered and invoiced to the customer. DB Care shall use GATC’s portal for registration and invoicing, with the customized skinning and user interface to be determined by DB Care. There will be no cost for the first five hours of UI customization, and $200 per hour thereafter.

4.2

 Any amounts paid pursuant to the portal will be allocated to the respective parties in accordance with the payments determined by Section 3.1 and 3.2, as the approved vendor and then GATC Health complete Processing, and subject to normal and customary merchant account reserves and allowances. Either party may request an audit of the amounts paid or alleged to be payable pursuant to this Section 4. The cost of the audit shall be borne by the requesting party, unless the audit reveals a discrepancy of more than 2% from the amount reported by GATC Health, in which case the audit shall be paid for by GATC Health.

REPORTS, BOOKS OF ACCOUNT, EXAMINATION

5.1

GATC Health shall keep accurate records containing all information required for the computation and verification of the royalties to be paid hereunder.

5.2

GATC Health will permit access to DB Care for current information regarding portal transactions, and for access to reporting features of the portal.

DEVELOPING AND MARKETING EFFORTS

6.1

DB Care, its Affiliates and/or sublicensees shall be under a commercially reasonable efforts obligation in determining the manner and extent to which it shall develop Licensed Products or create, promote or maintain a market for sales of such.

6.2

DB Care shall not make any use of the name of GATC Health in connection with the use by DB Care of Licensed Products in any advertising, promotional or sales literature without the prior written consent of GATC Health. GATC Health shall not unduly restrict or prevent DB Care’s use of the name of GATC Health whenever or wherever required by Federal, State or local law or regulation, either domestically or internationally.

6.3

DB Care, its Affiliates and/or sublicensees, shall be responsible for the compliance of Licensed Products sold hereunder with all applicable laws and regulations. Without limiting the foregoing, all Licensed Products sold by DB Care, its Affiliates and/or sublicensees hereunder shall be labelled with such legends and statements as may be required by applicable laws or regulations.

WARRANTIES; LIABILITY, INFRINGEMENT, INDEMNIFICATION

7.1

GATC Health warrants and represents to DB Care that it has the entire right, title and interest in and to GATC Technology, and GATC Health has the right to license the same as provided hereunder. GATC Health warrants and represents to DB Care that it will not grant any license in the Licensed Territory with respect to the Licensed Products to any other person, directly or indirectly, during the duration of this Agreement.

7.2

Nothing herein shall be construed as a warranty or representation by GATC Health as to the scope or validity of the above patent application or any patent issuing thereon.

7.3

All required actions and decisions related to the execution and maintenance of GATC Technology with respect to the Engine will be taken by GATC Health in good time and in complete consultation with DB Care.  GATC Health is responsible for all costs to prosecute and  maintain the GATC Technology.

7.4

If in DB Care’s opinion the Engine or any related GATC Technology have been infringed by the making, having made, using or selling of a product of a third party, then DB Care shall give notice to GATC Health of such alleged infringement, whereupon DB Care may at its discretion initiate suit or settlement of such infringement at its own expense and to use GATC Health's name in connection therewith. If in GATC Health's opinion any GATC Technology have been infringed in the Licensed Territory by the making, having made, using or selling of a product of a third party, GATC Health shall give notice to DB Care whereupon DB Care shall have 60 days to elect to initiate suit or settlement of such infringement at its own expense and to use GATC Health's name in connection therewith. If DB Care does not so elect within 60 days of such notice, GATC Health may elect to initiate suit or settlement of such infringement at its own expense.

7.5

In any such litigation brought by either party under 7.4, the other party shall have the right to join the action at its own expense. If either party joins an action initiated by the other party, its expenses shall be reimbursed by the party initiating the action. The parties shall divide the entitlements to all damages or settlements received as a result of infringing sales occurring before such damage award or settlement. Any proceeds of a sublicense (approved by DB Care) resulting from the suit or settlement for infringing sales occurring after the damage award or settlement shall be shared between DB Care and GATC Health as set forth for royalties in paragraph .

7.6

Except for the warranty and representation of paragraph  or gross negligence by GATC Health, DB Care shall not hold GATC Health liable for any damage suffered by DB Care or third parties as a consequence of the use, application or exploitation of the DB Care 's Licensed Products and/or the GATC Technology under this Agreement and DB Care hereby indemnifies and holds harmless GATC Health against any and all claims of third parties arising from damages suffered by those third parties in connection with the use, application or exploitation of Licensed Products and/or the GATC Technology sold or used by DB Care or its sublicensees hereunder.

CONFIDENTIALITY

8.1

The Parties agree that the contents of this Agreement are confidential and shall not be divulged to third parties without the written consent of both Parties. No public announcement shall be made related to this Agreement without the consent of both Parties. DB Care shall maintain in strict confidence any and all information, material and know-how disclosed under this Agreement and shall use it only for the purpose intended by this Agreement. DB Care agrees to limit access to the information, material and know-how to those employees who have a need to know in order to carry out the terms of this Agreement.

8.2

Upon the expiration of this Agreement at the end of the normal term, or upon termination of this Agreement prior to the end of the normal term, DB Care agrees that it will make no further use of the information, material and know-how and will immediately deliver to GATC Health all copies in DB Care's possession.

8.3

The obligations mentioned in this Section 8 shall not apply to any information, material and know-how disclosed hereunder of which DB Care can show in writing:

a)

was known to DB Care at the time of disclosure by GATC Health;

b)

is or becomes generally available to the public without DB Care being responsible therefore; or

c)

is subsequently disclosed to DB Care by a third party having a bona fide right to disclose the same.

8.4

No item of information, material and know-how shall be deemed to fall within any of the above exceptions merely because such item is embraced by some general information that falls within one of the above exceptions. The obligations concerning the treatment of information, material and know-how shall survive any expiration or termination of this Agreement.

8.5

Furthermore, the obligations under this Section 8  hereof shall not hinder the receiving party to forward to the competent authorities any information the disclosure of which will be reasonably useful in connection with the registration, sale and use of Licensed Products.

DURATION AND TERMINATION

9.1

Unless and until sooner terminated as hereinafter provided, this Agreement shall commence as of the Effective Date and shall continue in full force and effect until expiration of GATC Technology. Following expiration, the licenses of paragraphs  and  shall continue in full force and effect but be paid up and royalty-free.

9.2

Either party may terminate this Agreement at any time if the other party fails to perform any material covenant, condition, or limitation herein, provided such other party shall not have remedied (or taken reasonable steps to remedy) its failure within (30) days after receipt of written notice of such failure.

9.3

DB Care may terminate this agreement for any reason or no reason upon six (6) months written notice. GATC Health may terminate this agreement  in its sole discretion at any time after December 31, 2022 if the Minimum Sales have not been achieved in the Licensed Territory.

9.4

This Agreement shall be binding not only upon the Parties hereto, but also upon, and without limitation thereto, their assignees, successors, heirs, officers, directors and employees.

9.5

If performance of this Agreement or any part hereof by either party shall be rendered unenforceable or impossible under, or in conflict with, any law, regulation, or official action by any government agency having jurisdiction over such party, then such party shall not be considered in default by reason of failure to perform and the validity of all remaining provisions hereof shall not be affected by such result.

9.6

Upon termination of this Agreement for whatever reason:

a)

The licence granted to DB Care herein shall cease as of the date of termination;

b)

All sublicenses granted by DB Care shall cease as of the date of termination;

c)

Nothing herein shall be construed to release either party of any obligations prior to the effective date of termination.

9.7

DB Care may, after the effective date of termination, sell any Licensed Products that it may have manufactured prior to the date of termination, provided DB Care pays the royalties due thereon to GATC Health as provided for herein.

MISCELLANEOUS

10.1

If performance of this Agreement is hindered or prevented by act of God, actions of the elements, fire, labour disturbances, failure or lack of transportation facilities, shortage of labour, material or supplies, inability to obtain equipment or parts, breakdown of equipment, interruption of power or water, war, invasion, civil disturbance, enactment of legislation or issuance of governmental order or regulation beyond either Party's control, non-performance by either Party hereunder to the extent so hindered or prevented, shall be excused.

10.2

Any notice to be given under this Agreement shall be sent in writing in English and shall be effective when either served by personal delivery, or deposited, postage prepaid, first class airmail registered or certified mail addressed to the Parties at their respective addresses set forth hereunder:

10.3

Should any part or provision of this Agreement be or become invalid or held unenforceable or in conflict with the law of any jurisdiction, then the parties hereto shall substitute such provisions by valid ones, which in their economic effect come close to the unenforceable provisions that it can be reasonably assumed that the parties would have contracted this Agreement also with those new provisions. In case such new provisions cannot be found, the invalidity or unenforceability of one or more provisions of this Agreement shall not affect the validity of the Agreement as a whole, unless the invalid or unenforceable provisions are of such essential importance for this Agreement that it is to be reasonably assumed that the parties would not have contracted this Agreement without them.

10.4

No waiver by either Party, whether express or implied, of any provision of this Agreement or of any breach or default of either Party, shall constitute a continuing waiver of such provisions or a waiver of any other provision of this Agreement.

10.5

Headings and titles in this Agreement are for convenience purposes only and not in any way influence the construction, performance and enforcement of its provisions.

10.6

This Agreement shall be interpreted and construed, and the legal relation created herein shall be determined, in accordance with the laws of California.

10.7

With respect to any controversy arising out of or relating to this Agreement, such controversy shall be finally submitted to arbitration in the manner set forth in the Development Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

GATC HEALTH CORP.

GATC DB CARE CORP

/s/ Jeff Moses

 /s/ Jeff Moses

Jeff Moses, President

Jeff Moses, President

2030 Main Street, Suite 660

2030 Main Street, Suite 660

Irvine, CA 92614

Irvine, CA 92614